UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Haverty Furniture Companies, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

419596200

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following pages)

CUSIP No. 419596200	13G

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION No. OF ABOVE PERSON Ben M. Haverty
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 148,983
	6.	SHARED VOTING POWER 37,700
	7.	SOLE DISPOSITIVE POWER 148,983
	8.	SHARED DISPOSITIVE POWER 37,700
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,683
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12.	TYPE OF REPORTING PERSON* IN

CUSIP No. 419596200	13G

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION No. OF ABOVE PERSON Suzanne Smith Haverty
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 12,700
	6.	SHARED VOTING POWER 173,983
	7.	SOLE DISPOSITIVE POWER 12,700
	8.	SHARED DISPOSITIVE POWER 173,983
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 186,683
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12.	TYPE OF REPORTING PERSON* IN

Item 1(a).	Name of Issuer:

Haverty Furniture Companies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

780 Johnson Ferry Road, Suite 800

Atlanta, Georgia 30342

Item 2(a).	Name of Persons Filing:

1. Ben M. Haverty

2. Suzanne Smith Haverty

Item 2(b).	Address of Principal Business Office, or if None, Residence:

The Cosmopolitan Center, Suite 222

6065 Barfield Road

Sandy Springs, Georgia 30328

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP No:

419596200

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act;

(b)	☐ Bank as defined in section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in this Schedule.

(a)	Amount beneficially owned:

1.	As of December 31, 2010, Ben M. Haverty may be deemed the beneficial owner of 186,683 shares of common stock. He has sole voting and dispositive power over 148,983 shares of common stock. He has shared voting and dispositive power of 37,700 shares of common stock. He is the husband of Suzanne Smith Haverty.

2.	As of December 31, 2010, Suzanne Smith Haverty may be deemed to the beneficial owner of 186,683 shares of common stock. She has sole voting and dispositive power over 12,700 shares of common stock. She has shared voting and dispositive power of 173,983 shares of common stock. She is the wife of Ben M. Haverty.

(b)	Percent of class:

1.	Ben M. Haverty – 5.6%

2.	Suzanne Smith Haverty – 5.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote.

See Item 4(a).

(ii)	Shared power to vote or direct the vote.

See Item 4(a).

(iii)	Sole power to dispose or to direct the disposition.

See Item 4(a).

(iv)	Shared power to dispose or to direct the disposition.

See Item 4(a).

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Trusts for the benefit of four minor children have the right to receive dividends from, or the proceeds from the sale of, certain of the shares held by the reporting persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2011

/s/ Ben M. Haverty
Ben M. Haverty

/s/ Suzanne Smith Haverty
Suzanne Smith Haverty

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendment thereto) is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning others, except to the extent that he, she or it knows or has reason to believe such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: August 4, 2011

/s/ Ben M. Haverty
Ben M. Haverty

/s/ Suzanne Smith Haverty
Suzanne Smith Haverty